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                                                                  EXHIBIT (a)(7)


                                 PRESS RELEASE

                          SUN COAST INDUSTRIES, INC.
                                  (NYSE: SN)
                             FOR IMMEDIATE RELEASE

                          SUN COAST INDUSTRIES, INC.
                    SIGNS DEFINITIVE MERGER AGREEMENT WITH
                               KERR GROUP, INC.

  DALLAS, TEXAS, January 28, 1998 . . . Sun Coast Industries, Inc., and Kerr Group, Inc., a company majority owned by Fremont Partners, jointly announced that they have signed a definitive merger agreement for Kerr to acquire all of the outstanding shares of common stock of Sun Coast. Pursuant to the merger agreement, Kerr will pay $10.75 in cash for each outstanding share of Sun Coast common stock. Sun Coast currently has 4,117,629 shares of common stock outstanding.

  The transaction will be a cash tender offer followed by a cash merger to acquire any shares not previously tendered. The transaction has been recommended by the Board of Directors of Sun Coast and approved by the Board of Directors of Kerr. Kerr will obtain additional equity financing from Fremont Partners to finance the acquisition.

  In connection with the execution of the merger agreement, Kerr entered into a stockholder agreement with the largest stockholder of Sun Coast, who holds approximately 11% of the outstanding shares of Sun Coast common stock. The agreement provides for the largest stockholder's commitment to tender his shares into Kerr's tender offer. Additionally, Kerr and Sun Coast entered into an option agreement whereby Sun Coast granted to Kerr an irrevocable option to purchase up to 500,000 newly-issued shares of Sun Coast common stock at $10.75 per share.

  Kerr expects to commence its cash tender offer on or before February 3, 1998. The cash offer is subject to Kerr receiving at least a majority of the fully diluted shares of common stock of Sun Coast. The closing of the transaction is subject to the expiration of the waiting period under the Hart-Scott-Rodino Act.

  Following the pending sale of its melamine and urea resins and compounds business to Borden Chemical, Inc., Sun Coast's primary business will be the manufacture of linerless, foil or foam-lined and tamper-evident plastic closures and lids for use in the bottling and packaging of food, beverage, chemical and pharmaceutical products.

  "The sale of Sun Coast stock to Kerr concludes the strategic realignment of the company. Sun Coast has historically had three operating divisions. In December, 1996, we discontinued the Tableware Division and in December, 1997, we entered into an agreement to sell the Chemical Division. This transaction consolidates our Closures unit, selling primarily to the food and beverage industry, with the Kerr Group, who together will represent a leading packaging organization. We are pleased that the purchasers of the Sun Coast businesses present our employees an opportunity to grow with larger companies within our respective industries," said Eddie Lesok, President and CEO of Sun Coast.

  Kerr, headquartered in Lancaster, Pennsylvania, is a major producer of tamper-evident and child-resistant plastic closures, and plastic vials and bottles for the pharmaceutical, drug, food and distilled spirits industries. Kerr was acquired by Fremont Partners in August of 1997.

  Fremont Partners is a $600 million private equity fund, headquartered in San Francisco. Fremont Partners is affiliated with The Fremont Group, a private investment company with more than $7 billion in assets under management. In addition to Kerr, Fremont Partners has a significant investment in Kinetic Concepts, Inc., a worldwide leader in the development and delivery of innovative therapeutic systems. Fremont's investment in Kinetic Concepts was made in November 1997 in a recapitalization transaction totaling approximately $900 million.